UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	APPLICATION FOR AN ORDER UNDER
SECTION 6(c) OF THE INVESTMENT
The Dreyfus Corporation	COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN EXEMPTION
and	FROM SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 UNDER THE 1940 ACT
Strategic Funds, Inc.	AND FROM CERTAIN DISCLOSURE
REQUIREMENTS UNDER VARIOUS RULES
AND FORMS

200 Park Avenue
New York, New York 10166

File No. 812-[__________]

The Dreyfus Corporation (the “Adviser”) and Strategic Funds, Inc. (the “Investment Company”), and on behalf of the Investment Company’s existing and future series (each, a “Fund,” and collectively, the “Funds”), hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Adviser and the Investment Company (“Applicants”) request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to the extent necessary to permit the Adviser, subject to the approval of the board of directors of the Investment Company (the “Board”), including a majority of those Board members who are not “interested persons” of the Investment Company or the Adviser (as defined in Section 2(a)(19) of the 1940 Act, “Independent Directors”), to do the following without obtaining shareholder approval: (i) select certain sub-investment advisers (each, a “Subadviser”) to manage all or a portion of the assets of a Fund or Funds pursuant to a sub-investment advisory agreement with a Subadviser (“Subadvisory Agreement”); and (ii) materially amend an existing Subadvisory Agreement. Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 14(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants request that the exemptive relief sought hereby apply to any existing or future investment company that: (i) is advised by the Adviser or any person controlling, controlled by, or under common control with the Adviser or its successors and (ii) complies with the terms and conditions of this Application.1 If the name of any Fund contains the name of a Subadviser, the name of the Adviser or the name of the entity controlling, controlled by or under common control with the Adviser that serves as the primary adviser to the Fund, or a trademark or trade name owned by them, will precede the name of the Subadviser. Applicants are seeking this exemption to enable the Adviser and the Board to obtain for a Fund, if believed by the Adviser and the Board to be appropriate, the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited to manage the Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening a special meeting of shareholders. The Adviser or its affiliate, subject to the Adviser’s supervision, would evaluate, allocate assets to, and oversee the Subadvisers, and make recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board.2 Applicants believe that without this relief the Funds may be precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or may be subject to the delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.

Applicants request that the exemptive relief apply to Subadvisory Agreements with the following categories of Subadvisers in the specific circumstances described below: (1) a Subadviser who is not an affiliated person of the Adviser or of the Funds within the meaning of Section 2(a)(3) of the 1940 Act, except by virtue of serving as subadviser to a Fund (a “Non-Affiliated Subadviser”); or (2) a Subadviser that is a wholly-owned subsidiary, as that term is defined in Section 2(a)(43) of the 1940 Act, of the Adviser (a “Wholly-Owned Subadviser”).3 With respect to each of these categories, Applicants seek relief to permit the Adviser to engage in the following transactions without obtaining shareholder approval: (1) enter into a Subadvisory Agreement with a Non-Affiliated Subadviser with respect to a Fund’s assets for which a Subadviser has not been engaged; (2) terminate a Non-Affiliated Subadviser and enter into a Subadvisory Agreement with another Non-Affiliated Subadviser; (3) terminate a Wholly-Owned Subadviser and enter into a Subadvisory Agreement with another Wholly-Owned Subadviser; (4) terminate a Wholly-Owned Subadviser and enter into a Subadvisory Agreement with a Non-Affiliated Subadviser; or (5) materially amend an existing Subadvisory Agreement with a Non-Affiliated Subadviser or a Wholly-Owned Subadviser (all such changes are referred to herein as “Eligible Subadviser Changes”).4 Applicants do not request relief for any other Subadviser changes (not already permitted by Commission rule or other Commission or staff action), including, without limitation, those that involve the termination of a Non-Affiliated Subadviser and the hiring of a Subadviser other than another Non-Affiliated Subadviser, material amendments to an existing Subadvisory Agreement with any Subadviser other than a Non-Affiliated Subadviser or a Wholly-Owned Subadviser, and material amendments to the Advisory Agreements, as defined below (all such changes are referred to herein as “Ineligible Subadviser Changes”). Applicants will continue to request shareholder approval for Ineligible Subadviser Changes in accordance with the requirements of Section 15(a) and Rule 18f-2, as explained below.

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[1]	For purposes of this requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.
[2]

The Adviser has engaged its affiliate, EACM Advisors LLC ("EACM"), to evaluate and recommend, subject to the supervision of the Adviser, Subadvisers for Dreyfus Select Managers Small Cap Value Fund, a series of the Investment Company, and recommend the portion of such Fund's assets to be managed by each Subadviser. The Adviser also has engaged EACM to monitor and evaluate the performance of the Subadvisers for Dreyfus Select Managers Small Cap Value Fund and recommend to the Adviser and the Board whether a Subadviser should be terminated. The Adviser may engage EACM to provided such services for other Funds in the future.

[3]	Applicants are requesting that the order apply both to existing and future Wholly-Owned Subadvisers.
[4]

An "Eligible Subadviser Change," for purposes of this Application, also includes a change that involves the termination of a Non-Affiliated Subadviser or a Wholly-Owned Subadviser and the Adviser's undertaking to perform duties previously performed by such Subadviser.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For Eligible Subadviser Changes that do not involve a Wholly-Owned Subadviser, the Application is similar to previous applications for which the Commission has granted relief, except that the Adviser may not employ a “multi-manager” approach as may be described in previous otherwise similar applications.5 See, e.g., Advisors Series Trust, et al.,Investment Company Act Release Nos. 28175 (Feb. 27, 2008) (notice) and 28201 (March 25, 2008) (order); JNF Advisors, Inc., et al., Investment Company Act Release Nos. 28010 (Oct. 2, 2007) (notice) and 28038 (Oct. 29, 2007) (order); Trust for Professional Managers, et al., Investment Company Act Release Nos. 27964 (Aug. 31, 2007) (notice) and 27995 (Sept. 26, 2007) (order); AARP Funds, et al., Investment Company Act Release Nos. 27918 (July 31, 2007) (notice) and 27956 (Aug. 28, 2007) (order); and Aston Funds, et al., Investment Company Act Release Nos. 27879 (June 29, 2007) (notice) and 27910 (July 25, 2007) (order). For Eligible Subadviser Changes that involve a Wholly-Owned Subadviser, the Application is similar to the application for which the Commission granted relief to PIMCO Funds Multi-Manager Series and PIMCO Advisors L.P. (Investment Company Act Release Nos. 24558 (July 17, 2000) (notice) and 24597 (Aug. 14, 2000) (order)).6

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[5]

Investment Company Act Release No. 26230 (Oct. 29, 2003) (proposing new Rule 15a-5 under the 1940 Act, the "Proposing Release") notes that the Commission's exemptive orders do not require the retention of a minimum number of subadvisers and that some funds operating under the Commission's orders use only one subadviser for the fund or for each series of the fund (citing Frank Russell Investment Company, Investment Company Act Release Nos. 21108 (June 2, 1995) (notice) and 21169 (July 25, 1995) (order) (the "Frank Russell Order") and Managed Account Services Portfolio Trust and Mitchell Hutchins Asset Management, Inc., Investment Company Act Release Nos. 21590 (Dec. 11, 1995) (notice) and 21666 (Feb. 6, 1996) (order)).

[6]

Although for certain changes Applicants may be able to rely on the safe harbor afforded by Rule 2a-6 under the 1940 Act for making Eligible Subadviser Changes involving Wholly-Owned Subadvisers without shareholder approval, certain Wholly-Owned Subadvisers may have management arrangements and structures whereby such changes could be asserted to be changes in "management" and, thus, an "assignment" within the meaning of Sections 2(a)(4) and 15(a)(4) of the 1940 Act, so as to preclude reliance on Rule 2a-6.

  For Eligible Subadviser Changes that involve a Wholly-Owned Subadviser, Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions for making such changes discussed herein, so as to raise possible concerns under the 1940 Act. As discussed below, the Adviser would lack any economic incentive to favor a Wholly-Owned Subadviser that may be the subject of a change or, even if the Adviser had such an incentive, it would not be permitted to act to the detriment of Fund shareholders because of conditions included in the Application. By contrast, it could be argued that an Ineligible Subadviser Change presents a potential conflict of interest that could result in an impairment of the Adviser’s judgment and possibly result in harm to Fund shareholders. Accordingly, Applicants are not requesting relief for these changes and will continue to seek shareholder approval of the Subadvisory Agreements in such cases, consistent with the requirements of the 1940 Act and the rules thereunder.

I.     BACKGROUND

A.	The Investment Company

The Investment Company is a Maryland corporation and is classified as an open-end investment company. Each of the Funds is registered under the 1940 Act as a series of the Investment Company. Each Fund has separate investment objectives, policies and restrictions. The Board is currently comprised of all Independent Directors and the selection and nomination of new or additional Independent Directors is at the discretion of the existing Independent Directors. The Investment Company will comply with the fund governance standards set forth in Rule 0-1(a)(7) under the 1940 Act.

B.	Services and Compensation of the Adviser

The Adviser is a corporation organized under New York law. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Founded in 1947, the Adviser manages approximately $354 billion in approximately 200 mutual fund portfolios. The Adviser is the primary mutual fund business of The Bank of New York Mellon Corporation (“BNY Mellon”), a global financial services company focused on helping clients move and manage their financial assets, operating in 34 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services and treasury services through a worldwide client-focused team. BNY Mellon has more than $23 trillion in assets under custody and administration and $1.1 trillion in assets under management, and it services more than $13 trillion in outstanding debt. The Adviser will supervise the performance of the Subadvisers engaged for a Fund, and will also be responsible for the complete day-to-day investment management for certain Funds or portions of the Funds.

Founders Asset Management LLC (“Founders”) is currently the only Wholly-Owned Subadviser of the Adviser. Founders is a wholly-owned subsidiary of MBSC Securities Corporation, which is a wholly-owned subsidiary of the Adviser.

The Adviser serves as investment adviser to the Funds pursuant to an investment advisory agreement with the Investment Company (the “Advisory Agreement”). Under the terms of the Advisory Agreement, subject to the supervision and approval of the Board, the Adviser generally provides investment management of each Fund’s portfolio in accordance with the Fund’s stated investment objective(s) and policies. In connection therewith, the Adviser obtains and provides investment research and supervises the Fund’s investments and conducts a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Fund’s assets. For the investment management services the Adviser provides to each Fund, the Adviser receives from such Fund the fee specified in the Advisory Agreement. The Advisory Agreement permits the Adviser to delegate certain responsibilities to one or more Subadvisers, subject to the approval of the Board and Fund shareholders.

Subject to Board review, the Adviser will be responsible for engaging Subadvisers, monitoring and evaluating Subadviser performance, and supervising Subadviser compliance with the relevant Funds’ investment objective(s), policies and restrictions. The Adviser will pay all of its expenses arising from the performance of its obligations under its Advisory Agreement, including all fees payable to any Subadviser and salaries and expenses of the directors and officers of the Investment Company who are employees of the Adviser or its affiliates. Payments will be made by the Adviser to Subadvisers based on the average daily value of the relevant sub-advised Fund’s net assets, as calculated in accordance with the computation of net asset value included in the Fund’s registration statement, and accrued on a daily basis.7

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[7]	Where a Subadviser's fee is paid directly by a Fund, rather than by the Adviser, the Subadvisory Agreement with that Subadviser will not rely on the order.

The terms of the Advisory Agreement will comply with Section 15(a) of the 1940 Act and will have been approved by each respective Fund’s initial shareholder and the Board, including a majority of the Independent Directors, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and by each Fund’s shareholders in accordance with Rule 18f-2 under the 1940 Act. No exemptions from the provisions of the 1940 Act are sought from the Commission with respect to the requirements that the Advisory Agreement be approved by the Board and Fund shareholders.

Whenever required by Section 15(c) of the 1940 Act, or as requested by the Board, the Adviser will furnish to the Board, and the Board will evaluate, any information that may reasonably be necessary to evaluate the terms of the Advisory Agreement. In undertaking this evaluation, the Board will be provided with, and will assess information concerning, the fees paid to the Adviser pursuant to the Advisory Agreement. The information provided to the Board will be maintained as part of the minute book records of the Investment Company pursuant to Rule 31a-1(b)(4) under the 1940 Act, preserved in accordance with Rule 31a-2, and available to the Commission in the manner prescribed by the 1940 Act.

Whenever required by Section 15(c) of the 1940 Act, or as requested by the Board, the Adviser will cause the Subadvisers to furnish to the Board, and the Board will evaluate, any information that may reasonably be necessary to evaluate the terms of each Subadvisory Agreement. In undertaking this evaluation, the Board will be provided with, and will assess information concerning, the fees paid by the Adviser to the Subadviser pursuant to the Subadvisory Agreement, as well as the fees paid to the Adviser pursuant to the Advisory Agreement. The information provided to the Board will be maintained as part of the minute book records of the Investment Company pursuant to Rule 31a-1(b)(4) under the 1940 Act, preserved in accordance with Rule 31a-2, and available to the Commission in the manner prescribed by the 1940 Act.

The Adviser will supervise the overall investment programs of the Funds and advise and consult with the Board and each of the different Subadvisers. Subject to the review and approval of the Board, it will be the Adviser’s responsibility to select the Subadvisers and to review their performance.

Subject to the supervision and direction of the Board, the Adviser (or EACM, as applicable) will provide each Fund for which a Subadviser is sought with investment management evaluation services principally by performing initial due diligence on prospective Subadvisers for the Fund and thereafter monitoring Subadviser performance. In evaluating prospective Subadvisers, the Adviser (or EACM, as applicable) will consider, among other facts, each Subadviser’s: level of expertise, prior investment performance, investment process, investment philosophy, compliance programs, portfolio manager tenure, style, consistency, expenses, investment personnel, financial strength, quality of service, and client communications. The Adviser (or EACM, as applicable) will communicate performance expectations and evaluations to the Subadvisers and ultimately recommend to the Board whether the Subadvisory Agreement with a Subadviser should be renewed, modified or terminated. The Adviser also will be responsible for conducting all operations of a Fund except those operations contracted to a Subadviser, the Fund’s distributor, and any custodian, transfer agent and/or administrator or shareholder servicing agent for the Fund.

C.	The Subadvisers and the Subadviser Arrangement

Subject to the general supervision and direction of the Adviser and, ultimately, the Board, each Subadviser for a Fund will: furnish continuously an investment program for the Fund (or portion thereof) it advises in accordance with the Fund’s stated investment objective(s) and policies; make investment decisions for the Fund (or portion thereof for which it provides investment advice); and direct or place all orders to purchase and sell securities on behalf of the Fund (or portion thereof for which it provides investment advice). Each Subadviser, and any future Subadviser, will be registered with the Commission as an investment adviser under the Advisers Act and will be an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, with respect to the Funds for which it provides investment advice.

Each Subadviser recommended by the Adviser will be selected and approved by the Board, including a majority of the Independent Directors. Each Subadviser will perform its services pursuant to a written Subadvisory Agreement with the Adviser. This process will be repeated each time a new Subadviser is proposed for a Fund. Shareholder approval normally will not be obtained for an Eligible Subadviser Change if the relief requested herein is granted. However, shareholder approval of an Ineligible Subadviser Change will be obtained. Moreover, if the Ineligible Subadviser Change involves replacing a Non-Affiliated Subadviser for a Fund with a Subadviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Fund or the Adviser, other than by reason of serving as a Subadviser to one or more of the Funds (“Affiliated Subadviser”), the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

As required by Section 15(a) and (c) of the 1940 Act, each Subadvisory Agreement will: (i) precisely describe all compensation to be paid to the Subadviser thereunder; (ii) continue in effect for more than two years only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(a) and (c) of the 1940 Act and Rules 15a-2 and 18f-2 under the 1940 Act; (iii) permit termination at any time, without the payment of any penalty, by the Adviser, by the Board or by shareholders of the affected Fund on not more than 60 days’ written notice to the Subadviser; and (iv) terminate automatically in the event of its assignment.

Shareholders of the relevant Funds will not be subject to the “duplication” of advisory fees because the services provided by the Adviser will differ from those provided by the Subadvisers. The Adviser will be compensated from the relevant Fund for its general management services (and portfolio management and securities selection services for the portions of the Fund that it manages directly), including its services in selecting, evaluating and supervising the Subadvisers. The Subadvisers, by contrast, will be compensated by the Adviser for their portfolio management and securities selection services on the portions of the relevant Fund that they manage directly. The Adviser will compensate the Subadvisers out of the advisory fee paid by such Fund to the Adviser under the Advisory Agreement. The Adviser also compensates EACM out of the advisory fee paid by Dreyfus Select Managers Small Cap Value Fund to the Adviser under the Advisory Agreement for EACM’s services in evaluating and supervising the Subadvisers for the Fund.

D.	The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of, and to make material changes in Subadvisory Agreements with, Non-Affiliated Subadvisers or Wholly-Owned Subadvisers in connection with operating the Funds. Under the requested relief, Applicants will continue to obtain the approval of the Board, including a majority of the Independent Directors, when Eligible Subadviser Changes are made or when material changes in the Subadvisory Agreements are made, however, approval by shareholders of the affected Fund will not be sought or obtained.8 The Advisory Agreement between the Adviser and the Investment Company would in all cases be subject to the shareholder voting requirements of Section 15(a) of the 1940 Act.

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[8]	Shareholder approval of Ineligible Subadviser Changes will be obtained.

Applicants also seek an exemption to permit a Fund to include only the Aggregate Fee Disclosure (as defined below) under the following rules and forms: (1) Item 14(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; (3) Item 48 of Form N-SAR; and (4) and Sections 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants believe that this relief should be granted for the following reasons: (1) the relief will benefit shareholders by enabling the Funds advised by Subadvisers to operate in a less costly and more efficient manner; and (2) Applicants will consent to a number of conditions that adequately address disclosure concerns with respect to Funds advised by Subadvisers.

If the requested relief is granted, each Subadvisory Agreement will: (i) precisely describe all compensation to be paid to the Subadviser thereunder; (ii) continue in effect for more than two years only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(a) and (c) of the 1940 Act and Rules 15a-2 and 18f-2 under the 1940 Act; (iii) permit termination at any time, without the payment of any penalty, by the Adviser, by the Board or by shareholders of the affected Fund on not more than 60 days’ written notice to the Subadviser; and (iv) terminate automatically in the event of its assignment.

II.     EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.	Shareholder Voting
1.	Applicable Law

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract . . . has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) under the 1940 Act states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.” These provisions, taken together, require the shareholders of a Fund to approve a Subadvisory Agreement each and every time a new Subadviser is retained to manage the assets of a Fund or a contract with an existing Subadviser is materially amended.

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to permit the Adviser to enter into Subadvisory Agreements and make Eligible Subadviser Changes without obtaining shareholder approval. Board approval of such Subadvisory Agreements or material amendments thereto would still be required. Applicants are not requesting relief, however, for Ineligible Subadviser Changes. Such changes would continue to be submitted for the approval of Fund shareholders.

2.	Discussion in Support of the Application

Applicants seek an exemption to permit the Adviser to enter into Subadvisory Agreements and make Eligible Subadviser Changes without obtaining shareholder approval under Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act. Applicants believe the relief should be granted because: (i) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner; and (ii) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

a.	Necessary or Appropriate in the Public Interest

Under a single adviser structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of Funds for which a Subadviser is sought, the Adviser will not make the day-to-day investment decisions for such Funds or a portion of the Funds’ assets. Instead, the Adviser will establish an investment program for each such Fund consisting of (1) selecting, supervising and evaluating one or more Subadvisers who make the day-to-day investment decisions for all or a portion of the Fund and (2) directly making the day-to-day investment decisions for the remaining portion of the Fund, if any. This is a service that the Adviser believes will add value to the investments of Fund shareholders because the Adviser will be able to select those Subadvisers that it believes have distinguished themselves through successful performance in the market sectors in which the Fund invests.

From the perspective of the shareholder, the role of the Subadvisers with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Fund’s investment objective(s) and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund or the Investment Company. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about their Fund’s management or investment performance, and will expect the Adviser and the Board to select the portfolio manager and/or Subadviser that is best suited to achieve the Fund’s investment objective(s). Shareholders of single adviser funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from the relevant Funds. There is no compelling policy reason why shareholders should be required to approve relationships between the Subadvisers and the Funds when they are not required to approve substantially equivalent relationships between an adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by the Investment Company, on behalf of a Fund, shareholders would be required to approve the new Subadvisory Agreement. Similarly, if an existing Subadvisory Agreement is to be amended in any material respect, the shareholders of the Fund would have to approve the change. Moreover, the Fund is not permitted to retain a Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval has been obtained. In all of these cases, the need for shareholder approval would require the Investment Company to call and hold a shareholder meeting, prepare and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, a process that often necessitates the retention of a proxy solicitor. This process is time-consuming, costly and slow and, in the case of a poorly performing Subadviser or a Fund whose management team has left the employment of the Adviser or a Subadviser, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds pay the Adviser – i.e., including the selection, supervision and evaluation of Subadvisers – without incurring unnecessary delay or expense is appropriate in the interests of Fund shareholders and will allow the Funds to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), a Fund will be able to act more quickly and with less expense to hire or replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund. Without the requested relief, the Fund may, for example, be left in the hands of a Subadviser who is unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control – events which are beyond the control of the Adviser and the Fund – the affected Fund may be forced to operate without a Subadviser. The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.

b.	Consistent with the Protection of Investors

Primary responsibility for managing a Fund, including the selection and supervision of the Subadvisers, will be vested in the Adviser, subject to the oversight of the Board. The Advisory Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, including the requirement for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of shareholders’ expectation that the Adviser will be responsible for overall management of the Funds and in possession of all information necessary to select any Subadvisers.

In evaluating the services that a Subadviser provides to a Fund, the Adviser (and EACM, as applicable) will consider certain information, including, but not limited to, the following:

(1)       the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and techniques and the Subadviser’s methods, to ensure compliance with investment objective(s), policies and restrictions of the Funds;

(2)       a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they devote to the Funds, and the ability of the Subadviser to attract and retain capable personnel;

(3)       reports setting forth the financial condition and stability of the Subadviser; and

(4)       reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser (or EACM, as applicable) typically will (i) review the Subadviser’s current Form ADV, (ii) conduct a due diligence review of the Subadviser, and (iii) together with the Board, conduct an interview of the Subadviser.

In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to each Fund for which the Subadviser provides portfolio management services. Although only the Adviser’s fee is payable directly by the Fund, and the Subadviser’s fee is payable by the Adviser, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)       a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)       comparisons of the proposed fees to be paid by the relevant Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)       data with respect to the projected expense ratios of the relevant Fund and comparisons with other mutual funds of comparable size.

If this relief is granted, shareholders of the relevant Funds will continue to receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) of each relevant Fund does and will include all information required by Form N-1A concerning the Subadviser for that Fund (except as modified to permit Aggregate Fee Disclosure, as defined in this Application). If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the relevant Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “1933 Act”). Furthermore, if a new Subadviser is retained, the relevant Fund will furnish to shareholders, within 90 days of the date that a Subadviser is hired, all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure, as defined in this Application. Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act. Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) before entering into or amending a Subadvisory Agreement.

c.	Consistent with the Policy and Provisions of the 1940 Act

The relief requested in this Application is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of an investment company’s investment adviser, together with the investment company’s investment objective(s), policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

The Funds’ Advisory Agreement and Ineligible Subadviser Changes will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act. The prospectus for each Fund discloses that the Adviser is the primary provider of investment advisory services to the Fund. If the requested relief is granted, and prior to relying on the requested relief, the prospectus for the Fund will disclose that the Adviser may hire or change Non-Affiliated or Wholly-Owned Subadvisers for the Fund as appropriate, and that the Adviser has the ultimate responsibility to supervise Subadvisers and recommend to the Board their hiring, termination, and replacement. In a single adviser investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because the shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of a Non-Affiliated Subadviser or Wholly-Owned Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation would provide no more meaningful information to investors than the proposed Information Statement.

Applicants do not believe that the use of Wholly-Owned Subadvisers, in the manner described in this Application, should raise any concern under the 1940 Act that might prevent the Commission from making its findings under Section 6(c). No impermissible conflict of interest or opportunity for self-dealing would arise when an Eligible Subadviser Change that involves a Wholly-Owned Subadviser is made.

The Adviser does not have any economic incentive to replace one Wholly-Owned Subadviser with another Wholly-Owned Subadviser, since its overall compensation does not increase by virtue of its 100% ownership interest in both entities. Similarly, the Adviser does not derive any meaningful economic benefit when it replaces a Wholly-Owned Subadviser with a Non-Affiliated Subadviser or makes material changes to a Subadvisory Agreement with a Wholly-Owned Subadviser. To the extent any conflicts may arise when Eligible Subadviser Changes are made, they would be discovered by, and adequately addressed through, the Board.

In contrast to Eligible Subadviser Changes, it could be argued that an Ineligible Subadviser Change, such as a change from a Non-Affiliated Subadviser to a Wholly-Owned Subadviser, presents a potential conflict of interest that could result in an impairment of the Adviser’s judgment and result in possible harm to affected shareholders. In such cases, the Adviser stands to gain by selecting the Wholly-Owned Subadviser since its overall compensation may increase (or it may otherwise benefit) through its ownership interest in the Wholly-Owned Subadviser. As noted, however, Applicants are not requesting relief for such Ineligible Subadviser Changes. Applicants will continue to request shareholder approval of the Subadvisory Agreements in such cases.

B.	Disclosure of Subadvisers’ Fees
1.	Applicable Law

Item 14(a)(3) of Form N-1A requires an investment company to disclose in its registration statement the method of computing the advisory fee payable by the investment company to each investment adviser, including the “total dollar amounts that the Fund paid to the adviser . . . under the investment advisory contract for the last three fiscal years.” This provision may require a Fund to disclose the fees the Adviser pays to each Subadviser.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act. Item 22 of Schedule 14A sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(l)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i). Taken together, these provisions may require a Fund to disclose the fees the Adviser pays to each Subadviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

Item 48 of Form N-SAR requires an investment company to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers. This item may require a Fund to disclose the fees that are paid to Subadvisers in the same manner as described above.

Sections 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require a Fund’s financial statements to include information concerning fees paid to the Subadvisers.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act, Item 48 of Form N-SAR and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit the Investment Company to disclose for a Fund only (i) the aggregate fees (as both a dollar amount and a percentage of the Fund’s net assets) paid to the Adviser and Wholly-Owned Subadvisers, (ii) the aggregate fees (as both a dollar amount and a percentage of the Fund’s net assets) paid to Non-Affiliated Subadvisers, and (iii) the fee (as both a dollar amount and a percentage of the Fund’s net assets) paid to each Subadviser that is not a Non-Affiliated Subadviser or a Wholly-Owned Subadviser (collectively, the “Aggregate Fee Disclosure”).

2.	Discussion in Support of the Application

Applicants seek an exemption to permit the Funds to provide the Aggregate Fee Disclosure rather than disclose the fees that the Adviser pays to each Subadviser under the following rules and forms: (i) Item 14(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants believe the relief should be granted because: (i) the relief will benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner, and (ii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

By investing in a Fund that relies on the relief requested herein, shareholders hire the Adviser to manage the Fund’s assets in conjunction with using its sub-investment adviser selection and monitoring process to select and allocate assets among one or more Subadvisers, in addition to having the ability to hire its own employees to manage assets directly. The Adviser, under the overall supervision of the Board, will take responsibility for supervising Subadvisers and recommending their hiring, termination and replacement. In return for its services, the Adviser will receive an advisory fee from the Fund out of which it will compensate the Subadvisers. Disclosure of the fees the Adviser pays to each Subadviser does not serve any meaningful purpose since investors will pay the Adviser to retain and compensate the Subadvisers. Indeed, disclosure of individual Subadviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser.9

___________________________
9     The relief would be consistent with the disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004 (adopting disclosure changes)). Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its "portfolio managers." Applicants state that, with respect to each Fund, the SAI will describe the structure of and method used to determine the compensation received by a Subadviser.

The requested relief will improve the Adviser’s ability to negotiate the fees paid to Subadvisers. Many investment advisers charge their customers for advisory services according to a “posted” fee schedule. While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers. The relief will encourage Subadvisers to negotiate lower advisory fees with the Adviser if the lower fees are not required to be made public.

Applicants do not believe that the use of Wholly-Owned Subadvisers, in the manner described in this Application, should raise any concern under the 1940 Act that might prevent the Commission from making its findings under Section 6(c). No impermissible conflict of interest or opportunity for self-dealing would arise when an Eligible Subadviser Change that involves a Wholly-Owned Subadviser is made.

The Adviser does not have any economic incentive to replace one Wholly-Owned Subadviser with another Wholly-Owned Subadviser since the Adviser’s overall compensation does not increase by virtue of its 100% ownership interest in both entities. Similarly, the Adviser does not derive any meaningful economic benefit when it replaces a Wholly-Owned Subadviser with a Non-Affiliated Subadviser or makes material changes to a Subadvisory Agreement with a Wholly-Owned Subadviser. To the extent any conflicts may arise when Eligible Subadviser Changes are made, they would be discovered by, and adequately addressed through, the Board. As noted, as a condition of issuing the requested order, if granted, the Commission would require the Board, including a majority of the Independent Directors, to make a separate finding, reflected in the applicable Board minutes, that a change involving a Fund with an Affiliated Subadviser is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

In contrast to Eligible Subadviser Changes, it could be argued that an Ineligible Subadviser Change, such as a change from a Non-Affiliated Subadviser to a Wholly-Owned Subadviser, presents a potential conflict of interest that could result in an impairment of the Adviser’s judgment and result in possible harm to affected shareholders. In such cases, the Adviser stands to gain by selecting the Wholly-Owned Subadviser since its overall compensation may increase (or it may otherwise benefit) through its ownership interest in the Wholly-Owned Subadviser. As noted, however, Applicants are not requesting relief for such Ineligible Subadviser Changes. Applicants will continue to request shareholder approval of the Subadvisory Agreements in such cases.

Applicants believe that no unique conflicts are present in making Eligible Subadviser Changes. If the Adviser provides investment advisory services to a Fund through use of portfolio managers hired as employees, or through committees of investment management professionals grouped in units or divisions, no regulatory concern would arise if the Adviser were to change such persons without obtaining shareholder approval. It would appear that the fundamental reasons for not requiring shareholder approval in such cases are the degree of control an adviser retains over its investment management professionals, the absence of any real incentive for the adviser to favor a particular professional, and the absence of any material conflict of interest to the adviser in selecting its various investment management professionals.

Similarly, the use of subadvisory arrangements involving non-affiliated subadvisers, for which the Commission has granted a number of exemptive orders, is premised on the control the adviser retains over the process of providing investment advisory services to a fund and, through the establishment of conditions, the removal of any real incentive for the adviser to favor particular subadvisers or to act in a manner that would be detrimental to shareholders. Applicants assert that the same degree of control and lack of incentive (or elimination of conflict of interest) is present when it uses Wholly-Owned Subadvisers for Eligible Subadviser Changes. In fact, Applicants believe that the Adviser retains more control over its Wholly-Owned Subadvisers than is the case in similar orders for which the Commission has granted relief. In addition, Applicants contend that there is more of an identification in the minds of investors between the Adviser and its Wholly-Owned Subadvisers (given the ownership structure described previously) than is the case between an adviser and its non-affiliated subadvisers.

C.	Discussion of Precedents

Applicants note that the Commission has granted relief from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to several other fund complexes based on conditions similar to those proposed herein, except that the Adviser may not employ a “multi-manager” approach as may be described in previous otherwise similar applications. See, e.g., Advisors Series Trust, et al., Investment Company Act Release Nos. 28175 (Feb. 27, 2008) (notice) and 28201 (March 25, 2008) (order) (“Advisors”); JNF Advisors, Inc., et al., Investment Company Act Release Nos. 28010 (Oct. 2, 2007) (notice) and 28038 (Oct. 29, 2007) (order) (“JNF”); Trust for Professional Managers, et al., Investment Company Act Release Nos. 27964 (Aug. 31, 2007) (notice) and 27995 (Sept. 26, 2007) (order) (“Trust for Professional Managers”); AARP Funds, et al., Investment Company Act Release Nos. 27918 (July 31, 2007) (notice) and 27956 (Aug. 28, 2007) (order) (“AARP”); Aston Funds, et al., Investment Company Act Release Nos. 27879 (June 29, 2007) (notice) and 27910 (July 25, 2007) (order) (“Aston”); First Investors Equity Funds, et al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order) (“First Investors”); First American Investment Funds, et al., Investment Company Act Release Nos. 27818 (May 4, 2007) (notice) and 27846 (May 30, 2007) (order) (“First American”); Old Westbury Funds, Inc., et al., Investment Company Act Release Nos. 27807 (April 27, 2007) (notice) and 27837 (May 23, 2007) (order) (“Old Westbury”); Forward Funds, et al., Investment Company Act Release Nos. 27777 (April 5, 2007) (notice) and 27814 (May 1, 2007) (order) (“Forward”); New River Funds, et al., Investment Company Act Release Nos. 27653 (Jan. 3, 2007) (notice) and 27690 (Jan. 30, 2007) (order) (“New River”); Forum Funds, et al., Investment Company Act Release Nos. 27605 (Dec. 20, 2006) (notice) and 27665 (Jan. 18, 2007) (order) (“Forum”); and PIMCO Funds Multi-Manager Series and PIMCO Advisors L.P. (Investment Company Act Release Nos. 24558 (July 17, 2000) (notice) and 24597 (Aug. 14, 2000) (order) (“PIMCO”).

The Commission noted in its Proposing Release for proposed new Rule 15a-5, under the 1940 Act, that the conditions contained in its prior exemptive orders provide the same protections for funds with single subadvisers and those with multiple subadvisers, noting as an example that the compensation received by subadvisers to single subadviser funds is fully disclosed to investors.10 The Commission further noted that the conditions limit relief to funds in which the subadviser is analogous to a portfolio manager and in which shareholders were informed of the principal adviser’s ability to retain new subadvisers without shareholder approval, which is the approach that would be taken by the Funds relying on the relief.11 The Commission also notes that the principal adviser’s ability to hire and fire subadvisers without shareholder approval benefits shareholders by allowing funds to terminate poorly performing subadvisers, while avoiding having to operate for a significant period of time without a subadviser providing investment management services.12 As noted in the Proposing Release, proposed Rule 15a-5 would not require that a fund engage a certain minimum number of subadvisers.13 The Commission had previously stated its views on the issuance of “manager of managers” relief to funds not employing more than one subadviser in connection with a hearing request on an exemptive order application filed by Hillview Investment Trust II and Hillview Capital Advisors.14 Citing the Frank Russell Order,15 the Commission stated that it has determined that, in an arrangement where the adviser is required to provide general management and administrative services to a fund and, subject to review and approval of the fund’s board of directors, set the fund’s overall investment strategies, select subadvisers, allocate the fund’s assets among subadvisers, monitor and evaluate the performance of the subadvisers and ensure that the subadvisers comply with the fund’s investment objective(s), policies and restrictions (irrespective of the number of advisers employed or the frequency with which subadvisers are changed), relief from the shareholder approval requirements in Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act for subadvisory agreements was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.16 The Commission further noted that neither the terms nor the conditions of the Frank Russell Order required the funds to use multiple subadvisers.17

___________________________

[10]	Proposing Release, Section II.A.6.
[11]	Id.
[12]	Id.
[13]	Id.
[14]	Investment Company Act Release No. 25055 (June 29, 2001) (the "Hillview Order").
[15]	Supra.
[16]	The Hillview Order.
[17]	Id.

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Advisors, JNF, Trustfor Professional Managers, Aston, First American, Old Westbury, New River, Forum and PIMCO.

D.	Proposed Rule

Applicants note that, as discussed above, the Commission has proposed the adoption of Rule 15a-5 under the 1940 Act, which would, under certain conditions, permit an adviser to serve as subadviser to an investment company without approval by the shareholders of the investment company. Applicants agree that the requested order will expire on the effective date of Rule 15a-5 under the 1940 Act, if adopted.

III.     CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.         Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.         The prospectus for the Fund will disclose the existence, substance and effect of any order granted pursuant to this Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to supervise Subadvisers and recommend their hiring, termination, and replacement.

3.         Within 90 days of the hiring of a Non-Affiliated Subadviser or Wholly-Owned Subadviser, the affected Fund’s shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Subadviser. To meet this obligation, the Fund will provide shareholders within 90 days of the hiring of a new Subadviser with an Information Statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.         Any Ineligible Subadviser Change will be required to be approved by the shareholders of the applicable Fund.

5.         At all times, at least a majority of the Board will be Independent Directors, and the nomination and selection of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

6.         When a Subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.         Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Directors. The selection of such counsel will be within the discretion of the then existing Independent Directors.

8.         The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets and, subject to review and approval of the Board, will (i) set the Fund’s overall investment strategies; (ii) when appropriate, evaluate, select, and recommend Subadvisers to manage all or part of the Fund’s assets; (iii) when appropriate, allocate and reallocate the Fund’s assets among multiple Subadvisers; (iv) monitor and evaluate the performance of Subadvisers; and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with the Fund’s investment objective(s), policies and restrictions.

9.         No director or officer of the Investment Company, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

10.       The applicable Fund will disclose in its registration statement the Aggregate Fee Disclosure.

11.       The requested order will expire on the effective date of Rule 15a-5 under the 1940 Act, if adopted.

IV.     CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

V.     PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is 200 Park Avenue, New York, New York 10166. Applicants further state that all communications or questions should be directed to Stuart H. Coleman, Esq. or David Stephens, Esq., Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, 212.806.5400.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of Applicant’s organizational and governing documents, responsibility for the management of the affairs and business of the Investment Company is vested in the Board, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board has authorized any officer of the Investment Company to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of the Adviser is fully authorized under the Adviser’s certificate of incorporation and by-laws to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant. The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Respectfully submitted,

STRATEGIC FUNDS, INC.

By: /s/ Jeff Prusnofsky
Name: Jeff Prusnofsky
Title: Vice President

THE DREYFUS CORPORATION

By: /s/ James Bitetto
Name: James Bitetto
Title: Secretary
March 2, 2009

EXHIBIT INDEX

Sequential Page Number

A-1	Authorizing Resolutions of Strategic Funds, Inc.	A-1

B-1	Verification of Strategic Funds, Inc. Pursuant to Rule 0-2(d)	B-1

B-2	Verification of The Dreyfus Corporation Pursuant to Rule 0-2(d)	B-2

EXHIBIT A-1

STRATEGIC FUNDS, INC.

RESOLUTIONS ADOPTED BY THE

BOARD OF DIRECTORS ON DECEMBER 11, 2008

RESOLVED, that the Board of Directors of Strategic Funds, Inc. (the “Fund”), including the Board members who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Fund, hereby authorizes and directs the officers of the Fund, with the assistance of legal counsel, to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for an order under Section 6(c) of the 1940 Act for an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and regulations of the 1940 Act (the “Application”), and any and all amendments thereto, requesting an order pursuant to Section 6(c) of the 1940 Act; and it was further

RESOLVED, that the Fund may rely on relief received pursuant to the Application in an order of the Commission at the discretion of the Fund’s officers; and it was further

RESOLVED, that each officer of the Fund, acting alone, hereby is authorized, empowered and directed to take any actions and execute any instruments which may be necessary or advisable to carry out the foregoing resolutions and the purposes and intent thereof.

EXHIBIT B-1

STRATEGIC FUNDS, INC.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned being duly sworn deposes and states he has duly executed the attached Application dated March 2, 2009 for and on behalf of Strategic Funds, Inc.; that he is a Vice President of Strategic Funds, Inc.; and that all action by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Jeff Prusnofsky
Name: Jeff Prusnofsky
Title: Vice President

EXHIBIT B-2

THE DREYFUS CORPORATION

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned being duly sworn deposes and states he has duly executed the attached Application dated March 2, 2009 for and on behalf of The Dreyfus Corporation; that he is the Secretary of such company; and that all action by officers, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ James Bitetto
Name: James Bitetto
Title: Secretary